March 4, 2010

Via EDGAR

Kevin Dougherty

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Dougherty:

Re:

Axiologix Education Corporation (the “Company”)

Registration Statement on Form S-1

Filed February 19, 2010, February 16, 2010, January 12, 2010, November 24, 2009, September 22, 2009 and August 13, 2009

                File No. 333-161321

We are counsel for the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 31

2.

You do not appear to have disclosed all persons who own more than 5% of your 1,685,000 shares of common stock issued and outstanding.  For instance, based on disclosure from your Selling Shareholders section, as of the date of this prospectus Dennis Gitas appears to own 500,000 shares, or 29.67%, while Gordon Lowry appears to own 300,000 shares, or 17.80%.  Please disclose all persons that control more than 5% of your outstanding common stock.  See Item 403 of Regulation S-K.

ANSWER:  This table has been updated to include all persons who own more than 5% of the Company’s common stock.

Financial Statements

Report of Independent Registered Public Accounting Firm

3.

We note that you restated the May 31, 2009 financials to correct the error relating to the valuation of shares issued to such period.  We further the reference to the restatement footnote in the report of the company's independent registered public accounting firm.  Tell us how your auditors considered the guidance in AU Section 530 to either dual date or re-date their report.

ANSWER:  The auditors’ opinion has been revised and is now dual dated due to the fact that the change is related to the specific event referred to in the note.

Page | 2

Statements of Cash Flow, page F-4

4.

Revise to include a statement of cash flows for the periods ended November 30, 2009.  Also, ensure that the statement of cash flows for the period from inception through May 31, 2009 reflects the restated financial information.  For instance, your current statement of cash flows shows net loss of ($165,439); when the net loss for this period, as restated, is ($174,179).

ANSWER:  A statement of cash flows for the periods ended November 30, 2009 has been included and also the statement of cash flows for the period from inception through May 31, 2009 reflects the restated financial information.

Note 7.  Stockholders' Equity, page F-9

5.

 We note that during the six months ended November 30, 2009, you redeemed and cancelled common stock on various occasions at a per share price of $0.33.  Tell us whether these transactions were with related or unrelated parties and explain further how you determined the redemption price for such shares.

ANSWER:  All of these redemption transactions that occurred were with unrelated parties.  Further, the Company determined the redemption price for such shares by engaging in discussions with the shareholders involved and reaching a valuation of a price between the price that the shareholders paid for their shares ($0.10 per share) and the proposed price of the offering ($0.45 per share).

Part II.  Information Not Required in the Prospectus

Exhibits

6.

Please include a revised legal opinion that opines on the validity of the 1,685,000 shares being registered.

ANSWER:  A revised legal opinion has been included with the filing.

Please contact the writer if you have any further questions.

Yours truly,

DEAN LAW CORP.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean

Attorney-at-Law